Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28075	Rachael M. Zufall Senior Director & Associate General Counsel Asset Management Law (704) 988-4446 (tele) (704) 988-1615 (fax) rzufall@tiaa-cref.org

May 15, 2013

Kathy Churko

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Certain Financial Reports of the TIAA-CREF Funds (File Nos. 333-76651 and 811-09301)

Dear Ms. Churko:

On behalf of the TIAA-CREF Funds (the “Registrant”), we are responding to certain comments received from you telephonically on April 15, 2013 based on your Sarbanes-Oxley review of the following financial reports of the Registrant: (1) the 10/31/12 annual reports for the Registrant’s Equity Funds (“Equity Report”); and (2) the 3/31/12 annual reports for the Registrant’s Fixed-Income and Real Estate Securities Funds (“Fixed-Income Report”).

You asked us to respond to these comments via a correspondence filing on EDGAR within 30 days of receipt of the comments. Set forth below are responses to the staff's comments on these Reports.

1.	Comment: In the Reports, there are times when investment company securities appear in the portfolio holdings, but there are no acquired funds fees and expenses (AFFE) noted in the Prospectus expense table that covers the same period.

Response: It is possible for a Fund to hold shares of investment companies in its portfolio, but not reflect any AFFE in its Prospectus expense table for the same period if such AFFE is less than one basis point. We have re-confirmed that where the Reports indicated investment company holdings but no AFFE was shown in the Prospectus expense tables for the same time period, that the amount of AFFE was immaterial and, therefore, not required to be presented in such tables.

2.	Comment: In the Reports, there are times when derivative instruments appear in the portfolio holdings, but there is no discussion of these instruments and how they may have affected performance in the Reports’ Management Discussion of Fund Performance (MDFP) section.

Response: While some of the Reports show that Funds held derivative instruments in their portfolios during the period, we do not believe and have re-confirmed that such holdings did not have a material impact on Fund performance and, therefore, were not mentioned in the Funds’ MDFPs.

3.	Comment: The Reports sometimes reflect portfolio turnover rates year-over-year of 100% or more and trending higher for some of the Funds. Consider whether Prospectus disclosure should be added for these Funds indicating that they pursue an active trading investment strategy and disclosing the tax consequences of such a strategy to the Funds and their shareholders.

Response:  None of our Funds utilize a specific strategy to trade frequently or actively in order to meet their investment objectives (also known as an “active trading strategy”).  However, at times the Funds can have a high and/or increasing level of portfolio turnover as a function of them being actively-managed, as opposed to being passively-managed.   Because the Funds do not utilize an   “active trading strategy,” we have not added any disclosure regarding this strategy to our Prospectuses.    However, please note that our Statutory Prospectuses already have the following general disclosure on portfolio turnover, which includes its potential effects on the Funds and their shareholders.

“PORTFOLIO TURNOVER

If the Fund engages in active and frequent trading of portfolio securities, it will have a correspondingly higher “portfolio turnover rate.” A high portfolio turnover rate generally will result in (1) greater brokerage commission expenses or other transaction costs borne by the Fund and, ultimately, by shareholders and (2) higher amounts of realized investment gain subject to the payment of taxes by shareholders. Also, a high portfolio turnover rate for the Fund may cause the Fund to be more likely to generate capital gains that must be distributed to shareholders as taxable income. The Fund is not subject to a specific limitation on portfolio turnover, and securities of the Fund may be sold at any time such sale is deemed advisable for investment or operational reasons.

Also, certain trading strategies utilized by the Fund may increase portfolio turnover. The portfolio turnover rate of the Fund is listed above in the

“Summary Information” section and the portfolio turnover rate during recent fiscal periods is provided in the Financial Highlights. The Fund is not generally managed to minimize the tax burden for shareholders. The Fund may have investors that are funds of funds, education savings plans or other asset allocation programs that are also managed by Advisors. These investors may engage in reallocations, rebalancings or other activity that may increase the

Fund’s portfolio turnover rate and brokerage costs. Advisors may employ various portfolio management strategies to attempt to minimize any potential disruptive effects or costs of such activity.”

4.	Comment: The expense ratios for the Real Estate Securities Fund in the Financial Highlights section of its Report differ from the expense ratios in the Fund’s Prospectus fee tables for the same period. Please explain the difference.

Response: This difference is due to the different reporting standards between financial statements and the Prospectus expense table. The financial highlights show actual numbers, whereas Form N-1A requires that the Prospectus expense numbers be taken from a fund’s annual financials, but that they should be estimated if it is likely that they will be materially different in the upcoming year. In the case of the Real Estate Securities Fund, its actual Rule 12b-1 fees for the period were 20 bps. However, prospectively, the Fund’s distributor notified the Fund of plans to increase the amount spent on distribution to the maximum allowable rate under the Fund’s plan , 25 bps, for the next year. Therefore, we estimated the Fund’s Rule 12b-1 fees to be 25 bps in its Prospectus expense table, rather than using the actual amount of 20 bps.

5.	Comment: In the Fixed-Income Report, there is an entry for the Money Market Fund in the Statement of Assets and Liabilities that is labeled as “due from affiliates.” What is this amount and why is it so high?

Response:  The amount listed in the Money Market Fund’s Statement of Assets and Liabilities is related to the Fund’s Rule 12b-1 reimbursement plan accruals. Prior to January 1, 2013, the Fund had a reimbursement-type 12b-1 plan. Under this plan, the Fund reimbursed the broker-dealer within 30 days after each calendar quarter end for costs incurred by the broker-dealer and accrued under the 12b-1 plan. The Fund entry titled “due from affiliates” at March 31, 2012 represented the accrued but not yet paid first quarter 2012 Rule 12b-1 expenses. Effective January 1, 2013, the Fund has converted from a reimbursement-type Rule 12b-1 plan to a compensation-type 12b-1 plan. Under the revised plan, the Fund pays the broker-dealer on a monthly basis for accrued 12b-1 expense.

* * * * *

The disclosure in this response is the responsibility of the Registrant. The Registrant acknowledges that the action of the SEC or its staff acting pursuant to delegated authority in commenting on the Registrant’s disclosures does not relieve the Registrant from its full responsibility for the adequacy and accuracy of such disclosures. The Registrant also represents to the SEC that the Registrant will not assert the comments provided by the SEC or its staff as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall
Rachael Zufall

cc:	Stewart P. Greene Managing Director and General Counsel, TIAA-CREF
Phillip G. Goff Senior Vice President and Funds Treasurer, TIAA-CREF